Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 25, 2020

Relating to Preliminary Prospectus Supplement dated February 25, 2020

Registration No. 333-233337

MFA FINANCIAL, INC.

6.50% Series C Fixed-To-Floating Rate Cumulative Redeemable Preferred Stock

($25.00 Liquidation Preference Per Share)

Final Term Sheet

February 25, 2020

This pricing term sheet supplements MFA Financial, Inc.’s preliminary prospectus supplement, dated February 25, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Series C Preferred Stock. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “MFA” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean MFA Financial, Inc. and not its subsidiaries.

Issuer:	MFA Financial, Inc.

Securities Offered:	6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”)

Shares Offered:	11,000,000 shares

Over-Allotment Option:	1,650,000 shares

Trade Date:	February 25, 2020

Settlement and Delivery Date:	March 2, 2020 (T + 4)

Public Offering Price:	$25.00 liquidation preference per share; $275,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $8,662,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, After Underwriting Discount but Before Expenses:	$24.2125 per share; $266,337,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, March 31, 2025, at a fixed rate equal to 6.50% per annum of the $25.00 liquidation preference ($1.625 per annum per share), and from and including March 31, 2025, at a floating rate equal to three-month LIBOR plus a spread of 5.345% per annum of the $25.00 per share liquidation preference.

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on or about the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about June 30, 2020 (long first dividend) in the amount of $0.53264 per share and will be paid to the persons who are the holders of record of the Series C Preferred Stock on the corresponding dividend record date fixed by the board of directors in accordance with the articles supplementary classifying and designating the Series C Preferred Stock.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	March 31, 2025

Conversion Rights:	Share Cap: 6.45161

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed the product of the Share Cap times the aggregate number of shares of the Series C Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable).

Use of Proceeds:	We estimate that the net proceeds of this offering will be approximately $265,987,500 (or approximately $305,938,125 if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to first (i) redeem all of the $100 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2042 (the “Senior Notes”), plus any accrued and unpaid interest, and then (ii) to redeem a portion of our outstanding 7.50% Series B Preferred Stock (the “Series B Preferred Stock”), with an aggregate liquidation preference of approximately $165 million, plus a sum equal to all accrued and unpaid dividends on the Series B Preferred Stock up to, but not including, the redemption date. This pricing term sheet does not constitute a notice of redemption of our Senior Notes or our Series B Preferred Stock.

New York Stock Exchange Listing Symbol:	MFA PrC

CUSIP:	55272X 508

ISIN:	US55272X5086

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc.

The Issuer has filed a registration statement (including a base prospectus dated August 16, 2019) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request them from Morgan Stanley & Co. LLC by calling (800) 584-6837, Goldman Sachs & Co. LLC, by calling (866) 471-2526, J.P. Morgan Securities LLC by calling (212) 834-4533, RBC Capital Markets, LLC by calling (866) 375-6829, UBS Securities LLC by calling (888) 827-7275, Wells Fargo Securities, LLC by calling (800) 326-5897 or Keefe, Bruyette & Woods, Inc. by calling (800) 966-1559.

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